                                                                    EXHIBIT 19.1



                        FIDUCIARY CAPITAL PARTNERS, L.P.
--------------------------------------------------------------------------------



                             ---------------------
                             SECOND QUARTER REPORT
                                      2001

                        FIDUCIARY CAPITAL PARTNERS, L.P.

--------------------------------------------------------------------------------

                              MESSAGE TO INVESTORS


Dear Investor:

As of June 30, 2001, the Fund's net asset value per Unit was $0.65 and the Fund held portfolio investments in three companies.

PORTFOLIO UPDATE

R.B.M. Precision Metal Products, Inc. ("RBM") On April 5, 2001, RBM (i) prepaid the $1,460,000 of RBM notes held by the Fund at par, plus accrued interest, and
(ii) repurchased its common stock and warrants held by the Fund for $53,091.

Niigata Engineering Co., Ltd. ("Niigata") The Fund holds non-interest-bearing receivables, which were purchased from LMC Corporation ("LMC") at a discount. The Fund received the most recent semiannual payment from Niigata during May 2001. There are two remaining payments, which are due on November 21, 2001 in the amount of $55,639 and on May 21, 2002 in the amount of $61,821.

LMC Corporation and WasteMasters, Inc. There have been no significant developments with regard to the Fund's investments in LMC and WasteMasters, Inc. since the Fund's previous report. See Note 5 to the financial statements and Management's Discussion and Analysis for a current description of these investments.

PERIODIC UNIT REPURCHASE POLICY

Pursuant to the terms of the Fund's periodic unit repurchase policy, the Fund has annually offered to purchase from Investors, up to 7.5% of its outstanding Units for an amount equal to the current net asset value per Unit, net of a 2% fee, which is retained by the Fund to offset expenses incurred in connection with the Repurchase Offer. If the number of tendered Units in any year exceeds 7.5% of the outstanding Units, the Fund's General Partners may vote to repurchase up to an additional 2% of the outstanding Units. If Units in excess of this amount are tendered, Units are repurchased on a prorated basis, after giving priority to Investors owning less than 100 Units.

The 2001 Repurchase Offer will occur during the fourth quarter of 2001. The Repurchase Offer schedule provides for a mailing to Investors on October 9, 2001 and the deadline for tendering Units for repurchase will be October 31, 2001. The repurchase price will be based on the net asset value per Unit on November 14, 2001 and payment for tendered Units will be made on November 21, 2001.


                                   -----------
                                       ONE

                        FIDUCIARY CAPITAL PARTNERS, L.P.

--------------------------------------------------------------------------------

DISSOLUTION AND LIQUIDATION OF THE FUND

In accordance with the Fund's Partnership Agreement, the Fund's term expired on December 31, 2000. Accordingly, as provided for in the Agreement, the dissolution of the Fund was effective as of December 31, 2000. The General Partners are now proceeding with the final liquidation and distribution of the Fund's assets in accordance with a plan of liquidation that was adopted by the General Partners on March 2, 2001.

It is currently anticipated that the final liquidation of the Fund will be completed prior to December 31, 2001. A cash distribution of $1.25 per Unit was paid to Investors on May 10, 2001 and it is anticipated that the Fund will make one additional cash distribution during 2001. It is currently expected that this additional distribution will be less than $0.50 per Unit.

                               * * * * * * * * * *

If you have any questions concerning your investment in the Fund, please call us at 800-866-7607.

Sincerely,

/s/ PAUL BAGLEY

Paul Bagley, Chairman
FCM Fiduciary Capital Management Company

/s/ W. DUKE DEGRASSI

W. Duke DeGrassi, President
FCM Fiduciary Capital Management Company

August 19, 2001


                                   -----------
                                       TWO

                        FIDUCIARY CAPITAL PARTNERS, L.P.

--------------------------------------------------------------------------------

                             SCHEDULE OF INVESTMENTS

JUNE 30, 2001 (UNAUDITED)





PRINCIPAL
AMOUNT/                                 INVESTMENT   AMORTIZED                 % OF TOTAL
SHARES       INVESTMENT                   DATE          COST         VALUE     INVESTMENTS
---------    ----------                 ----------   ----------     -------   ------------

MANAGED COMPANIES:

$1,967,040    LMC Corporation, 12.00%
              Senior Subordinated        11/01/96
              Revolving Notes             through
              due 10/31/00(1)            01/13/99    $1,967,040     $      1
$41,404       LMC Corporation, 12.00%    02/07/00
              Promissory Notes due        through
              8/7/00(2)                  04/11/00        41,404            1
                                                     ----------     --------  ------------
                                                      2,008,444            2           0.0%
                                                     ----------     --------  ------------
     Total Investments in Managed
       Companies (0.0% of net assets)                 2,008,444            2           0.0
                                                     ----------     --------  ------------
NON-MANAGED COMPANIES:

$117,460      Niigata Engineering        12/01/99
              Co., Ltd.,                  through
              Receivables(3)             12/10/99       109,607      109,607
                                                     ----------     --------  ------------
                                                        109,607      109,607         100.0
                                                     ----------     --------  ------------
989,414 sh.   WasteMasters, Inc.,
              Common Stock(4)*           06/03/98     1,321,795            1
                                                     ----------     --------  ------------
                                                      1,321,795            1           0.0
                                                     ----------     --------  ------------
     Total Investment in Non-Managed
       Companies (23.1% of net assets)                1,431,402      109,608         100.0
                                                     ----------     --------  ------------
          Total Investments (23.1% of net assets)    $3,439,846     $109,610         100.0%
                                                     ==========     ========  ============

(1) The accrual of interest on the notes was discontinued by the Fund effective July 1, 1999.

(2)  The Fund has not accrued any interest on these notes.

(3) These are non-interest bearing receivables, which were purchased from LMC Corporation ("LMC") at a discount. Payments are due on November 21, 2001 in the amount of $55,639 and on May 21, 2002 in the amount of $61,821.

(4) See Note 5 regarding significant issues concerning the ownership and transferability of this stock.

*    Non-income producing security.

              The accompanying notes to financial statements are an
                        integral part of this schedule.

                                   -----------
                                      THREE

                        FIDUCIARY CAPITAL PARTNERS, L.P.

--------------------------------------------------------------------------------

                                 BALANCE SHEETS


JUNE 30, 2001 AND DECEMBER 31, 2000 (UNAUDITED)

                                                           2001                 2000
                                                       ------------       ------------
ASSETS:
  Investments:
    Portfolio investments, at value:
       Managed companies (amortized cost -
         $2,008,444 and $3,524,111, respectively)      $          2       $  1,513,093
       Non-managed companies (amortized cost -
         $1,431,402 and $1,479,063, respectively)           109,608            157,269
                                                       ------------       ------------
             Total investments                              109,610          1,670,362
  Cash and cash equivalents                                 503,672            132,885
  Accrued interest receivable                                 1,554             20,765
  Other assets                                                6,074             24,285
                                                       ------------       ------------
    Total assets                                       $    620,910       $  1,848,297
                                                       ============       ============
LIABILITIES:
  Payable to affiliates                                $     36,012       $      4,097
  Accounts payable and accrued liabilities                  111,188            119,189
                                                       ------------       ------------
    Total liabilities                                       147,200            123,286
                                                       ------------       ------------
COMMITMENTS AND CONTINGENCIES

NET ASSETS:
  Managing General Partner                                 (131,844)          (178,084)
  Limited Partners (equivalent to $0.65
    and $2.04, respectively, per limited
    partnership unit based on 930,725
    units outstanding)                                      605,554          1,903,095
                                                       ------------       ------------
       Net assets                                           473,710          1,725,011
                                                       ------------       ------------
         Total liabilities and net assets              $    620,910       $  1,848,297
                                                       ============       ============

              The accompanying notes to financial statements are an
                  integral part of these financial statements.

                                   ----------
                                      FOUR

                        FIDUCIARY CAPITAL PARTNERS, L.P.

--------------------------------------------------------------------------------

                            STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                           2001              2000
                                                       ------------       ------------
INVESTMENT INCOME:
   Income:
     Interest                                          $     15,118       $     63,683
                                                       ------------       ------------
       Total investment income                               15,118             63,683
                                                       ------------       ------------
   Expenses:
     Fund administration fees                                34,292             35,842
     Administrative Expenses                                 19,924             20,277
     Independent General Partner fees
       and expenses                                          12,060             13,187
     Professional fees                                        8,135              2,053
     Other expenses                                          18,993             64,092
     Investment advisory fees                                    --             22,450
                                                       ------------       ------------
       Total expenses                                        93,404            157,901
                                                       ------------       ------------
NET INVESTMENT LOSS                                         (78,286)           (94,218)
                                                       ------------       ------------
REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS:
     Net realized loss on investments                        (2,576)                --
     Net change in unrealized loss on investments             2,576                 --
       Net loss on investments                                   --                 --
                                                       ------------       ------------
NET DECREASE IN NET ASSETS
   RESULTING FROM OPERATIONS                           $    (78,286)      $    (94,218)
                                                       ============       ============

             The accompanying notes to financial statements are an
                  integral part of these financial statements.


                                   ----------
                                      FIVE

                        FIDUCIARY CAPITAL PARTNERS, L.P.

--------------------------------------------------------------------------------

                            STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                           2001              2000
                                                       ------------       ------------
INVESTMENT INCOME:
   Income:
     Interest                                          $     67,954       $    130,308
                                                       ------------       ------------
       Total investment income                               67,954            130,308
                                                       ------------       ------------
   Expenses:
     Fund administration fees                                69,101             71,685
     Administrative expenses                                 39,965             40,553
     Independent General Partner fees
       and expenses                                          24,148             25,517
     Professional fees                                       15,792             23,693
     Other expenses                                          41,331             87,264
     Investment advisory fees                                    --             44,901
                                                       ------------       ------------
       Total expenses                                       190,337            293,613
                                                       ------------       ------------
NET INVESTMENT LOSS                                        (122,383)          (163,305)
                                                       ------------       ------------
REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS:
     Net realized loss on investments                        (2,576)                --
     Net change in unrealized loss on investments             2,576                 --
                                                       ------------       ------------
       Net loss on investments                                   --                 --
                                                       ------------       ------------
NET DECREASE IN NET ASSETS
   RESULTING FROM OPERATIONS                           $   (122,383)      $   (163,305)
                                                       ============       ============

             The accompanying notes to financial statements are an
                  integral part of these financial statements.

                                   -----------
                                       SIX

                        FIDUCIARY CAPITAL PARTNERS, L.P.

--------------------------------------------------------------------------------

                            STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                                2001               2000
                                                            ------------       ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net decrease in net assets resulting from
     operations                                             $   (122,383)      $   (163,305)
  Adjustments to reconcile net decrease in net
     assets resulting from operations to net cash
     used in operating activities:
        Accreted discount on portfolio investments                (7,978)           (24,692)
        Change in assets and liabilities:
           Accrued interest receivable                            19,211                700
           Other assets                                           18,211             17,871
           Payable to affiliates                                  31,915             44,742
           Accounts payable and accrued liabilities               (8,001)            (6,692)
        Net realized loss on investments                           2,576                 --
        Net change in unrealized loss on investments              (2,576)                --
                                                            ------------       ------------
           Net cash used in operating activities                 (69,025)          (131,376)
                                                            ------------       ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of portfolio investments                                  --           (225,570)
   Proceeds from dispositions of portfolio investments         1,568,730             88,569
   Sale of temporary investments, net                                 --            649,689
                                                            ------------       ------------
     Net cash provided by investing activities                 1,568,730            512,688
                                                            ------------       ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   General Partner capital contributions                          46,240                 --
   Cash distributions paid to partners                        (1,175,158)          (310,992)
                                                            ------------       ------------
     Net cash used in financing activities                    (1,128,918)          (310,992)
                                                            ------------       ------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                        370,787             70,320
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                 132,885            218,111
                                                            ------------       ------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                  $    503,672       $    288,431
                                                            ============       ============

              The accompanying notes to financial statements are an
                  integral part of these financial statements.


                                   -----------
                                      SEVEN

                        FIDUCIARY CAPITAL PARTNERS, L.P.

--------------------------------------------------------------------------------

                       STATEMENTS OF CHANGES IN NET ASSETS

FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND FOR
THE YEAR ENDED DECEMBER 31, 2000 (UNAUDITED)
--------------------------------------------------------------------------------


                                                                      2001               2000
                                                                  ------------       ------------
(Decrease) increase in net assets resulting from operations:
   Net investment loss                                            $   (122,383)      $   (262,883)
   Net realized loss on investments                                     (2,576)        (6,049,513)
   Net change in unrealized loss on investments                          2,576          7,002,993
                                                                  ------------       ------------
      Net (decrease) increase in net assets
       resulting from operations                                      (122,383)           690,597
General Partner capital contributions                                   46,240                 --
Distributions                                                       (1,175,158)                --
Repurchase of limited partnership units                                     --            (64,017)
                                                                  ------------       ------------
   Total (decrease) increase in net assets                          (1,251,301)           626,580
Net assets:
   Beginning of period                                               1,725,011          1,098,431
                                                                  ------------       ------------
   End of period (including no undistributed
     net investment income)                                       $    473,710       $  1,725,011
                                                                  ============       ============

              The accompanying notes to financial statements are an
                  integral part of these financial statements.


                                   -----------
                                      EIGHT

                        FIDUCIARY CAPITAL PARTNERS, L.P.

--------------------------------------------------------------------------------

                       SELECTED PER UNIT DATA AND RATIOS



                                                 FOR THE THREE MONTHS                    FOR THE SIX MONTHS
                                                     ENDED JUNE 30,                         ENDED JUNE 30,
                                               2001                2000               2001                 2000
                                           ------------        ------------        ------------        ------------
PER UNIT DATA:
   Investment income                       $         --        $       0.06        $       0.06        $       0.13
   Expenses                                       (0.10)              (0.15)              (0.20)              (0.29)
                                           ------------        ------------        ------------        ------------
     Net investment loss                          (0.10)              (0.09)              (0.14)              (0.16)
   Distributions declared to partners             (1.25)                 --               (1.25)                 --
                                           ------------        ------------        ------------        ------------
     Net decrease in net asset value              (1.35)              (0.09)              (1.39)              (0.16)
       Net asset value:
         Beginning of period                       2.00                1.19                2.04                1.26
                                           ------------        ------------        ------------        ------------
         End of period                     $       0.65        $       1.10        $       0.65        $       1.10
                                           ============        ============        ============        ============
RATIOS (ANNUALIZED):
   Ratio of expenses to average
     net assets                                   34.31%              64.30%              29.26%              57.52%
   Ratio of net investment loss
     to average net assets                       (28.76)%            (38.37)%            (18.81)%            (31.99)%
Number of limited partnership
   units at end of period                       930,725           1,026,273             930,725           1,026,273

             The accompanying notes to financial statements are an integral part of these selected per unit data and ratios.

                                   ----------
                                      NINE

                        FIDUCIARY CAPITAL PARTNERS, L.P.

--------------------------------------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2001 (UNAUDITED)

1.   GENERAL

The accompanying unaudited interim condensed financial statements include all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of FCM Fiduciary Capital Management Company ("FCM"), the Managing General Partner of Fiduciary Capital Partners, L.P. (the "Fund"), necessary to fairly present the financial position of the Fund as of June 30, 2001 and the results of its operations, changes in net assets and its cash flows for the period then ended.

These financial statements should be read in conjunction with the Significant Accounting Policies and other Notes to Financial Statements included in the Fund's annual audited financial statements for the year ended December 31, 2000.

2.   INVESTMENT ADVISORY FEES

As compensation for its services as investment adviser, FCM was entitled to receive, subject to certain limitations, a subordinated monthly fee at the annual rate of 1% of the Fund's available capital, as defined in the Partnership Agreement. The investment advisory fees for 2000 were not paid during 2000 due to the failure of the Fund to satisfy the applicable subordination provisions. During March 2001, in connection with the adoption of the plan of liquidation for the Fund, FCM permanently waived its rights to receive any future investment advisory fees from the Fund, retroactive to January 1, 2000. As a result, the quarterly accruals for investment advisory fees that were made during 2000 were reversed as of December 31, 2000 and the Fund did not record any investment advisory fees during the six months ended June 30, 2001.

3.   FUND ADMINISTRATION FEES

As compensation for its services as fund administrator, FCM receives a monthly fee at the annual rate of 0.45% of net proceeds available for investment, as defined in the Partnership Agreement. Fund administration fees of $69,101 were paid by the Fund for the six months ended June 30, 2001. FCM is also reimbursed, subject to various limitations, for administrative expenses incurred in providing accounting and investor services to the Fund. The Fund reimbursed FCM for administrative expenses of $39,965 for the six months ended June 30, 2001.


                                   -----------
                                       TEN

                        FIDUCIARY CAPITAL PARTNERS, L.P.

--------------------------------------------------------------------------------

                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.   INDEPENDENT GENERAL PARTNER FEES AND EXPENSES

As compensation for services rendered to the Fund, each of the Independent General Partners receives from the Fund and Fiduciary Capital Pension Partners, L.P., an affiliated fund, (collectively, the "Funds") an annual fee of $30,000, payable monthly in arrears, together with all out-of-pocket expenses. Each Fund's allocation of these fees and expenses is based on the relative number of outstanding Units. Fees and expenses paid by the Fund for the six months ended June 30, 2001 totaled $24,148.

5.   COMMITMENTS AND CONTINGENCIES

WasteMasters, Inc. ("WasteMasters") The Fund acquired its WasteMasters stock, which trades on the OTC Bulletin Board System, from Nikko Trading of America Corporation ("Nikko") on June 3, 1998. The stock was subject to a 24-month lock-up period through May 2000. Upon expiration of the lock-up period, the Fund requested that WasteMasters issue the Fund a new stock certificate without the restrictive legend that existed on the Fund's original certificate, so that the stock could be sold. WasteMasters refused to comply with this request because of a court order during March 2000 that authorized the cancellation of all WasteMasters stock that had been issued to Nikko, including the shares that Nikko had previously transferred to the Fund. At this time, the Fund is uncertain as to how, or when, these issues regarding the ownership and transferability of its WasteMasters stock will be resolved. The Fund has retained counsel and WasteMasters' attorneys are considering the Fund's request to be treated as a bona fide purchaser of the shares from Nikko. Others are in the same position as the Fund and have requested similar treatment. WasteMasters' attorneys have indicated that they will not be in a position to make a determination as to the Fund's position as a bona fide purchaser until other ongoing litigation is resolved. There can be no assurance that a conclusion favorable to the Fund will be achieved, or that a determination will be made prior to the final liquidation of the Fund.

                                   ----------
                                     ELEVEN

                        FIDUCIARY CAPITAL PARTNERS, L.P.

--------------------------------------------------------------------------------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS



The following discussion should be read in conjunction with the Fund's unaudited Financial Statements and the Notes thereto. This report contains, in addition to historical information, forward-looking statements that include risks and other uncertainties. The Fund's actual results may differ materially from those anticipated in these forward-looking statements. While the Fund can not always predict what factors would cause actual results to differ materially from those indicated by the forward-looking statements, factors that might cause such a difference include general economic and business conditions, competition and other factors discussed elsewhere in this report. Readers are urged to consider statements that include the terms "believes", "expects", "plans", "anticipates", "intends" or the like to be uncertain and forward-looking. The Fund undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2001, the Fund held portfolio investments in one Managed Company and two Non-Managed Companies, with an aggregate original cost of approximately $3.4 million. The value of these portfolio investments, which were made through the reinvestment of proceeds from the sale of other portfolio investments, represents approximately 23.1% of the Fund's net assets as of June 30, 2001.

The Fund's investment period ended on December 31, 1995. Although the Fund has been permitted to make additional investments in existing portfolio companies since 1995, the Fund is no longer permitted to acquire investments in new portfolio companies. Consequently, the Fund has been in a liquidation mode since 1995.

As provided for in the Partnership Agreement, the Fund's term expired, and the dissolution of the Fund was effective, as of December 31, 2000. The General Partners are proceeding with the final liquidation and distribution of the Fund's assets in accordance with a plan of liquidation that was adopted by the General Partners on March 2, 2001. It is currently anticipated that the liquidation of the Fund will be completed prior to December 31, 2001. A cash distribution of $1.25 per Unit was paid to Limited Partners on May 10, 2001 and it is anticipated that the Fund will make one or more additional cash distributions during 2001. It is currently anticipated that these additional distributions will total less than $0.50 per Unit.

On April 5, 2001, R.B.M. Precision Metal Products, Inc. ("RBM") (i) prepaid the $1,460,000 of RBM notes held by the Fund at par, plus accrued interest, and (ii) repurchased its common stock and warrants held by the Fund for $53,091.


                                   ----------
                                     TWELVE

                        FIDUCIARY CAPITAL PARTNERS, L.P.

--------------------------------------------------------------------------------

As of June 30, 2001, the Fund's remaining liquid assets were invested in money market funds. These funds are available to fund the 2001 repurchase offer, to pay Fund expenses and for distribution to the partners. The Fund does not anticipate making any additional follow-on investments in existing portfolio companies.

Pursuant to the terms of the Fund's periodic unit repurchase policy, the Fund has annually offered to purchase from its Limited Partners, up to 7.5% of its outstanding Units for an amount equal to the current net asset value per Unit, net of a fee (not to exceed 2%) to be retained by the Fund to offset expenses incurred in connection with the repurchase offer. If the number of tendered Units in any year exceeds 7.5% of the outstanding Units, the Fund's General Partners may vote to repurchase up to an additional 2% of the outstanding Units. If Units in excess of this amount are tendered, Units are purchased on a pro rata basis after giving priority to Limited Partners owning less than 100 Units.

If, as presently anticipated, the liquidation of the Fund is not completed prior to October 2001, the Fund will make a repurchase offer during October 2001. If the plan of liquidation is proceeding as anticipated, the net asset value per Unit at the time of the repurchase offer is anticipated to be a nominal amount.

Accrued interest receivable decreased $19,211 from $20,765 at December 31, 2000 to $1,554 at June 30, 2001. This decrease resulted primarily from the prepayment of the RBM notes as of April 5, 2001.

Payables to affiliates increased $31,915 from $4,097 at December 31, 2000 to $36,012 at June 30, 2001. This increase resulted primarily from an increase in the amount of reimbursements due FCM for expenses incurred on behalf of the Fund.

RESULTS OF OPERATIONS

                         INVESTMENT INCOME AND EXPENSES

The Fund's net investment loss was $78,286 for the three months ended June 30, 2001 as compared to a net investment loss of $94,218 for the corresponding period of the prior year. Net investment loss per limited partnership unit increased from $0.09 to $0.10 and the ratio of net investment loss to average net assets decreased from 38.37% to 28.76% for the three months ended June 30, 2001 as compared to the corresponding period of the prior year.

The Fund's net investment loss was $122,383 for the six months ended June 30, 2001 as compared to a net investment loss of $163,305 for the corresponding period of the prior year. Net investment loss per limited partnership unit decreased from $0.16 to $0.14 and the ratio of net investment loss to average net assets decreased from 31.99% to 18.81% for the six months ended June 30, 2001 as compared to the corresponding period of the prior year.

                                   ----------
                                    THIRTEEN

                        FIDUCIARY CAPITAL PARTNERS, L.P.

--------------------------------------------------------------------------------

The net investment losses for the three and six month periods ended June 30, 2001 decreased primarily as a result of a decrease in total expenses as compared to the corresponding periods of the prior year. The impact of the decrease in total expenses was partially offset by a decrease in investment income.

Investment income decreased $48,565 and $62,354, or 76.3% and 47.9%, for the three and six month periods ended June 30, 2001, as compared to the corresponding periods of the prior year. These decreases resulted primarily from the sale of the Fund's RBM notes during April 2001, a decrease in the amount of the Fund's temporary and money market investments, and a decrease in the balance of the Niigata Engineering Co., Ltd. ("Niigata") receivables. The amount of the Fund's temporary and money market investments decreased because of cash distributions made by the Fund during February 2000 and May 2001 that constituted a return of capital, the Fund's repurchase of 9.31% of its Units during the fourth quarter of 2000, and operating losses incurred by the Fund. These decreases were partially offset by the proceeds received from the sale of the Fund's RBM investments during April 2001. The balance of the Niigata receivables decreased because of payments received from Niigata during May and November of 2000 and May 2001.

Total expenses decreased $64,497 and $103,276, or 40.8% and 35.2%, for the three and six month periods ended June 30, 2001, as compared to the corresponding periods of the prior year. These decreases resulted primarily from decreases in investment advisory fees, professional fees and other expenses.

The Fund's obligation to pay the monthly investment advisory fees to FCM was subject to the Fund satisfying applicable subordination provisions as set forth in the Partnership Agreement. The investment advisory fees were not paid during 2000 due to the failure of the Fund to satisfy these subordination provisions. During March 2001, in connection with the adoption of the plan of liquidation for the Fund, FCM permanently waived its rights to receive any future investment advisory fees from the Fund, retroactive to January 1, 2000. As a result, the quarterly accruals for investment advisory fees that were made during 2000 were reversed as of December 31, 2000 and the Fund did not record any investment advisory fees during the six months ended June 30, 2001.

The decreases in professional fees for the six months ended June 30, 2001 and in other expenses for both the three and six month periods ended June 30, 2001 resulted primarily from decreases in legal fees and other expenses incurred in connection with the Fund's investments in LMC Corporation ("LMC").

                      REALIZED GAIN (LOSS) ON INVESTMENTS

On April 5, 2001, RBM (i) prepaid the $1,460,000 of RBM notes held by the Fund at par, plus accrued interest, and (ii) repurchased its common stock and warrants held by the Fund for $53,091. In the aggregate, the Fund realized a net loss of $2,576 from these transactions.

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                        FIDUCIARY CAPITAL PARTNERS, L.P.

--------------------------------------------------------------------------------

                    NET UNREALIZED GAIN (LOSS) ON INVESTMENTS

FCM values the Fund's portfolio investments on a weekly basis utilizing a variety of methods. For securities that are publicly traded and for which market quotations are available, valuations are set by the closing sales or an average of the closing bid and ask prices, as of the valuation date.

Fair value for securities that are not traded in any liquid public markets or that are privately held are determined pursuant to valuation policies and procedures that have been approved by the Independent General Partners and subject to their supervision. There is a range of values that are reasonable for such investments at any particular time. Each such investment is valued initially based upon its original cost to the Fund ("cost method"). The cost method is used until significant developments affecting the portfolio company provide a basis for use of an appraisal valuation. Appraisal valuations are based upon such factors as the portfolio company's earnings, cash flow and net worth, the market prices for similar securities of comparable companies and an assessment of the portfolio company's future financial prospects. In a case of unsuccessful operations, the appraisal may be based upon liquidation value. Appraisal valuations are necessarily subjective. The Fund also may use, when available, third-party transactions in a portfolio company's securities as the basis of valuation ("private market method"). The private market method is used only with respect to completed transactions or firm offers made by sophisticated, independent investors.

As of December 31, 2000, the Fund had recorded $3,332,812 of unrealized loss on investments. The net decrease in unrealized loss on investments during the six months ended June 30, 2001 and cumulative net unrealized loss on investments as of June 30, 2001 consisted of the following components:


                                           Net Changes in
                                        Unrealized Gain (Loss)        Net Unrealized
                                           During the Six              Gain (Loss)
                                            Months Ended             Recorded As of
     Portfolio Company                      June 30, 2001             June 30, 2001
     -----------------                  ----------------------       ---------------
Unrealized losses recorded during
   prior periods with respect to
   investments disposed of during
   the six months ended June 30, 2001           $2,576                 $        --
LMC                                                 --                  (2,008,442)
WasteMasters                                        --                  (1,321,794)
                                                ------                 -----------
                                                $2,576                 $(3,330,236)
                                                ======                 ===========

On April 28, 2000, LMC filed for Chapter 11 bankruptcy protection. On November 9, 2000, LMC's secured lender, CIT, repossessed LMC's assets that had been pledged as collateral on a line of credit (all of LMC's assets except for its real property). On January 17, 2001, CIT conducted a foreclosure sale of the repossessed assets. The proceeds of


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                                     FIFTEEN

                        FIDUCIARY CAPITAL PARTNERS, L.P.

--------------------------------------------------------------------------------


the foreclosure sale totaled less than the amount of LMC's indebtedness to CIT. LMC is currently attempting to sell its real property. All proceeds realized from the sale will be payable to LMC's creditors, including the Fund.

The Fund wrote its LMC investment down by $540,800 and $317,280 during 1995 and 1997, respectively. As a result of the above discussed developments, the Fund created additional reserves of $7,402,297 and $314,602 against the carrying values of the Fund's LMC investment during the years ended December 31, 1999 and 2000, respectively. As of December 31, 2000, the Fund wrote the cost of all of its LMC equity investments off as realized losses. There is a possibility that the Fund could recover a small portion of its investment in LMC debt during 2001 out of proceeds derived from the sale of LMC's real property.

During June 1998, the Fund exchanged its Atlas Environmental, Inc. ("Atlas") subordinated notes and warrants for 989,414 shares of common stock in WasteMasters, Inc. ("WasteMasters"), a waste management company headquartered in El Reno, Oklahoma. The Fund's WasteMasters stock, which was acquired from Nikko Trading of America Corporation ("Nikko"), was subject to a 24-month lock-up period through May 2000.

Upon expiration of the lock-up period, the Fund requested that WasteMasters issue the Fund a new stock certificate without the restrictive legend that existed on the Fund's original certificate, so the stock could be sold. WasteMasters refused to comply with this request because of a court order during March 2000 that authorized the cancellation of all WasteMasters stock that had been issued to Nikko, including the shares that Nikko had previously transferred to the Fund. At this time, the Fund is uncertain as to how, or when, these issues regarding the ownership and transferability of its WasteMasters stock will be resolved. The Fund has retained counsel and WasteMasters' attorneys are considering the Fund's request to be treated as a bona fide purchaser of the shares from Nikko. Others are in the same position as the Fund and have requested similar treatment. WasteMasters' attorneys have indicated that they will not be in a position to make a determination as to the Fund's position as a bona fide purchaser until other ongoing litigation is resolved. There can be no assurance that a conclusion favorable to the Fund will be achieved, or that a determination will be made prior to the final liquidation of the Fund.

The WasteMasters common stock, which trades on the OTC Bulletin Board System ("WAST"), closed at $1.78 (an average of the closing bid and ask prices) on June 3, 1998 (the date of the exchange). However, due to a number of factors, including the speculative nature of the WasteMasters stock, the two-year lock-up period and the relative size of the Fund's stock position, the Fund recorded the WasteMasters stock at the same nominal value that the Atlas securities had previously been carried by the Fund.

The Fund recorded a realized loss of $2,560,453 on the exchange, which is equal to the amount of the loss that the Fund claimed for income tax purposes from the disposition of


                                   -----------
                                     SIXTEEN

                        FIDUCIARY CAPITAL PARTNERS, L.P.

--------------------------------------------------------------------------------

the Atlas securities. The balance of the unrealized loss previously recorded by the Fund with respect to the Atlas securities continues to be carried by the Fund as an unrealized loss.

During June 2001, WasteMasters filed two Forms 8-K with the Securities and Exchange Commission describing a corporate reorganization plan, in which a WasteMasters subsidiary, Environmental Energy Services, Inc., became WasteMasters' parent corporation, followed by a sale of the WasteMasters corporate entity for a nominal amount. These described transactions appear to represent an effort by the company to rid itself of certain of WasteMasters' liabilities and lawsuits, while effectively continuing in business under a revised corporate structure. Notwithstanding these filings, as of July 24, 2001 the stock continues to trade under the name of WasteMasters.

Both the 52-week low and the current bid price (July 24, 2001) for the WasteMasters common stock are $0.02 per share.



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                                   SEVENTEEN